Exhibit 99.1

Ur-Energy Reports Financial Results and Announces
Year-End Teleconference and Webcast to be Held on March 18, 2010

Denver, Colorado (Marketwire – March 15, 2010) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announces it has filed the Company’s Annual Report on Form 20-F (Annual Information Form), Audited Consolidated Financial Statements, and Management’s Discussion & Analysis, all for the year ended December 31, 2009, with Canadian securities authorities on SEDAR www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.  These filings may also be accessed on the Company’s website at www.ur-energy.com.  Shareholders of the Company may receive a hard copy of the audited financial statements, free of charge, upon request to the Company.

Ur-Energy also will hold a teleconference and webcast on Thursday, March, 18, 2010 at 11:00 a.m. Eastern Time.  The Ur-Energy management team will review the fourth quarter and year-end 2009 periods, and provide an update on the Company’s operations, corporate strategy and outlook.  A Q&A session will follow management’s presentation.  Ur-Energy’s webcast and teleconference can be accessed approximately 10 minutes prior to the webcast/teleconference at the following numbers:

US/Canada: International:	877-407-8033 201-689-8033

A link to the live webcast will be available on the Homepage or under NEWS/WEBCASTS at the Company’s website at www.ur-energy.com or at www.InvestorCalendar.com.  Participants should go to the website link 10-15 minutes prior to the scheduled conference in order to register and download any necessary audiovisual software.

If you are unable to join the call, a replay will be available approximately three hours after the conclusion of the teleconference until March 30, 2010.  To access the replay, dial 877-660-6853 (Toll Free) or 201-612-7415 (International) and enter Account Number: 286 and Conference ID Number: 346623.

Following the webcast, the audio of the webcast will be archived on the Company’s website www.ur-energy.com.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Rich Boberg, Director PR/HR 720-981-4588, ext. 238 866-981-4588, ext. 238 rich.boberg@ur-energyusa.com	Bill Boberg, President and CEO 720-981-4588, ext. 223 866-981-4588, ext. 223 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectationsthat, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies.Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.